EXHIBIT 21
Darling International Inc.

List of Significant Subsidiaries of the Registrant

The following are the significant subsidiaries of Darling International Inc. and the states in which they are organized.

Name	Where Organized

Griffin Industries LLC	Kentucky
Graig Protein Division, Inc.	Georgia
Darling National LLC	Delaware
Darling Green Energy LLC	Delaware